UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LUCIRA HEALTH, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

54948U105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54948U105

13G

1.	NAMES OF REPORTING PERSONS Eclipse GP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,183,986 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,183,986 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,183,986 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Eclipse III (as defined in Item 2(a) below). Eclipse GP III (as defined in Item 2(a) below) is the general partner of Eclipse III and may be deemed to have voting, investment and dispositive power with respect to these shares. Mr. Susan (as defined in Item 2(a) below) is the sole managing member of Eclipse GP III and may be deemed to have voting, investment and dispositive power with respect to these shares.

(2)

Based on 39,224,551 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021 (the “Form 10-Q”).

CUSIP No. 54948U105

13G

1.	NAMES OF REPORTING PERSONS Eclipse Funds III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,183,986 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,183,986 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,183,986 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	All such shares are held of record by Eclipse III. Eclipse GP III is the general partner of Eclipse III and may be
deemed	to have voting, investment and dispositive power with respect to these shares. Mr. Susan is the sole
managing	member of Eclipse GP III and may be deemed to have voting, investment and dispositive power with
respect	to these shares.
(2)	Based on 39,224,551 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q.

CUSIP No. 54948U105

13G

1.	NAMES OF REPORTING PERSONS Eclipse Ventures GP I, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,039,809 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,039,809 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,809 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Eclipse I (as defined in Item 2(a) below). Eclipse GP I (as defined in Item 2(a) below) is the general partner of Eclipse I and may be deemed to have voting, investment and dispositive power with respect to these shares. Mr. Susan is the sole managing member of Eclipse GP I and may be deemed to have voting, investment and dispositive power with respect to these shares.

(2)	Based on 39,224,551 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q.

CUSIP No. 54948U105

13G

1.	NAMES OF REPORTING PERSONS Eclipse Ventures Fund I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,039,809 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,039,809 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,039,809 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by Eclipse I. Eclipse GP I is the general partner of Eclipse I and may be deemed to have voting, investment and dispositive power with respect to these shares. Mr. Susan is the sole managing member of Eclipse GP I and may be deemed to have voting, investment and dispositive power with respect to these shares.

(2)	Based on 39,224,551 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q.

CUSIP No. 54948U105

13G

1	NAMES OF REPORTING PERSONS Lior Susan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,223,795 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,223,795 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,223,795 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.9% (2)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 4,183,986 shares held directly by Eclipse III and (ii) 2,039,809 shares held directly by Eclipse I. Eclipse GP III is the general partner of Eclipse III and may be deemed to have voting, investment and dispositive power with respect to the shares held by Eclipse III. Eclipse GP I is the general partner of Eclipse I and may be deemed to have voting, investment and dispositive power with respect to the shares held by Eclipse I. Mr. Susan is the sole managing member of Eclipse GP III and Eclipse GP I and may be deemed to have voting, investment and dispositive power with respect to the shares held by each of Eclipse III and Eclipse I.

(2)	Based on 39,224,551 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q.

CUSIP No. 54948U105

13G

Item 1(a).	Name of Issuer:

Lucira Health, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1412 62nd Street

Emeryville, California 94608

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Eclipse Fund III, L.P. (“Eclipse III”), Eclipse GP III, LLC (“Eclipse GP III”), Eclipse Ventures Fund I, L.P. (“Eclipse I”), Eclipse Ventures GP I, LLC (“Eclipse GP I” and together with Eclipse III, Eclipse GP III and Eclipse I, the “Reporting Entities”) and Lior Susan (“Mr. Susan”). The Reporting Entities and Mr. Susan collectively are referred to as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 514 High Street, Suite 4, Palo Alto, California 94301.

Item 2(c).	Citizenship:

Each of Eclipse GP III and Eclipse GP I are limited liability companies organized under the laws of the State of Delaware. Each of Eclipse III and Eclipse I are limited partnerships organized under the laws of the State of Delaware. Mr. Susan is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

54948U105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Eclipse III is the record owner of 4,183,986 shares of Common Stock (the “Eclipse III Shares”) and Eclipse I is the record owner of 2,039,809 shares of Common Stock (the “Eclipse I Shares”). As the general partner of Eclipse III, Eclipse GP III may be deemed to beneficially own the Eclipse III Shares and as the general partner of Eclipse I, Eclipse GP I may be deemed to beneficially own the Eclipse I Shares. As the sole managing member of each of Eclipse GP III and Eclipse GP I, Mr. Susan also may be deemed to beneficially own the Eclipse III Shares and Eclipse I Shares.

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of each of Eclipse III and Eclipse I and the limited liability company agreement of each of Eclipse GP III and Eclipse GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 54948U105

13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

ECLIPSE FUND III, L.P.

By:	Eclipse GP III, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE GP III, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE VENTURES FUND I, L.P.

By:	Eclipse GP I, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE GP I, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

/s/ Lior Susan
Lior Susan